                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2004.

      or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from_______ to ______.

                         Commission File Number: 0-16284

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     TECHTEAM GLOBAL RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              TechTeam Global, Inc.
                              27335 W. 11 Mile Road
                              Southfield, MI 48034

                                                                               1
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                     TechTeam Global Retirement Savings Plan

             Audited Financial Statements and Supplemental Schedule

                                    CONTENTS

Report of Independent Registered Public Accounting Firm.............  1

Audited Financial Statements

Statements of Net Assets Available for Benefits.....................  2
Statement of Changes in Net Assets Available for Benefits...........  3
Notes to Financial Statements.......................................  4

Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held at End of Year).......  9

             Report of Independent Registered Public Accounting Firm

Plan Administrator
TechTeam Global Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the TechTeam Global Retirement Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Detroit, MI

June 24, 2005

                     TechTeam Global Retirement Savings Plan

                 Statements of Net Assets Available for Benefits

                                                          DECEMBER 31
                                                     2004            2003
                                                 ------------    ------------
ASSETS
Investments, at fair value:
   Pooled separate accounts                      $  9,691,845    $  7,893,276
   TechTeam Global, Inc. common stock               5,155,148       3,964,318
   Participant loans                                  389,823         242,358
                                                 ------------    ------------
Total investments                                  15,236,816      12,099,952
                                                 ------------    ------------

Contributions receivable:
   Participants                                        86,991          61,362
   Employer                                            18,514              --
                                                 ------------    ------------
Total contributions receivable                        105,505          61,362
                                                 ------------    ------------

Total assets                                       15,342,321      12,161,314

LIABILITY
Refundable employee contributions                          --           7,386
                                                 ------------    ------------

Net assets available for benefits                $ 15,342,321    $ 12,153,928
                                                 ============    ============

See accompanying notes.

                     TechTeam Global Retirement Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2004

ADDITIONS
Investment income:
   Net appreciation in fair value of investments                  $  2,652,286
   Dividend and interest                                                19,252
                                                                  ------------
Total investment income                                              2,671,538
                                                                  ------------

Contributions:
   Participants                                                      1,653,602
   Employer                                                             67,992
   Rollover                                                             62,363
                                                                  ------------
Total contributions                                                  1,783,957
                                                                  ------------

Total additions                                                      4,455,495

DEDUCTIONS
Benefits paid to participants                                        1,226,961
Administrative fees                                                     40,141
                                                                  ------------
Total deductions                                                     1,267,102
                                                                  ------------

Net increase in net assets available for benefits                    3,188,393

Net assets available for benefits at beginning of year              12,153,928
                                                                  ------------
Net assets available for benefits at end of year                  $ 15,342,321
                                                                  ============

See accompanying notes.

                     TechTeam Global Retirement Savings Plan

                        Notes to the Financial Statements

                                December 31, 2004

1. DESCRIPTION OF THE PLAN

The following description of the TechTeam Global Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering eligible, full-time employees of TechTeam Global, Inc. (the "Company") and TechTeam Cyntergy, LLC, a domestic subsidiary of the Company. Employees of the other domestic subsidiaries of the Company are covered under separate plans. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees become eligible to participate in the Plan on the first day of the month following three months from their date of hire.

CONTRIBUTIONS

Participants may contribute up to 75% of pretax annual compensation, as defined in the Plan document, subject to the legislated limitations. Participants may also contribute amounts representing distributions from other qualified plans. A participant may direct their contributions to any of the Plan's fund options.

The Company may make discretionary matching contributions to the Plan, which are made in the form of Company stock. Participants cannot redirect Company contributions to other fund options. Beginning in November 2004, the Company elected to make matching contributions up to 35% of the first 4% of a participant's base compensation and made no matching contributions earlier in the year.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions, investment earnings, and Plan expenses. Allocations are based on participant earnings or account balances, as defined.

                     TechTeam Global Retirement Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are immediately vested in their contributions. Participants become fully vested in Company contributions upon completion of one year of service. Participants also become fully vested upon death, disability, or retirement at designated ages.

FORFEITURES

The Company is permitted to use forfeited balances to reduce future employer contributions. No forfeitures were used to reduce the Company's contribution to the Plan in 2004. At December 31, 2004 and 2003, forfeited account balances totaled $102,591 and $68,923, respectively.

LOANS TO PARTICIPANTS

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 25 years for the purchase of a primary residence. The loans are secured by the participant's account balance and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

A participant will receive a lump-sum distribution equal to the value of his or her account upon termination of service, death, disability, or retirement. The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant's account.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, the amount in each participant's account would become 100% vested and be distributed to each participant in accordance with distribution policies set forth in the Plan.

                     TechTeam Global Retirement Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

FEES AND EXPENSES

All expenses incurred by the Plan, consisting primarily of administrative costs, are paid by the Plan. The cost of the annual audit of the Plan's financial statements is paid by the Company.

2. SUMMARY OF ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported and disclosed in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENTS

Investments consist of pooled separate accounts and TechTeam Global, Inc. common stock and are stated at fair value. The fair value of participation units owned by the Plan in pooled separate accounts is based on quoted redemption values on the last business day of the Plan year. Participant loans are stated at the amount of their outstanding balance, which approximates fair value. The TechTeam Global Stock Fund is administered as a pooled separate account.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                     TechTeam Global Retirement Savings Plan

3. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the significant components of changes in assets relating to the TechTeam Global Stock Fund (a nonparticipant-directed investment) is as follows:

Balance at December 31, 2003                               $    3,964,318
    Employer contributions                                         48,058
    Participant contributions                                     121,672
    Appreciation in fair value of investment                    1,649,308
    Benefits paid to participants                                (442,039)
    Transfers out                                                (170,338)
    Administrative fees                                           (15,831)
                                                           --------------
Balance at December 31, 2004                               $    5,155,148
                                                           ==============

4. INVESTMENTS

Investments that represent 5% or more of fair value of the Plan's net assets available for benefits are as follows:

                                                                                 DECEMBER 31
                                                                            2004             2003
                                                                        -------------------------------
TechTeam Global Stock Fund *                                            $    5,155,148   $    3,964,318
Lord Abbett MidCap Value Fund                                                1,524,973        1,032,077
SEI Stable Asset Fund                                                        1,471,978        1,496,411
Investment Company of America                                                1,083,864        1,061,394
Growth Fund of America                                                       1,000,711          890,766
Hartford Index HLS Fund                                                        892,363          780,347
Hartford MidCap HLS Fund                                                       844,163          611,065
Janus Advisor Capital Appreciation Fund                                        723,984          626,065

* Denotes nonparticipant-directed investment

                     TechTeam Global Retirement Savings Plan

4. INVESTMENTS (CONTINUED)

During 2004, the Plan's investments appreciated in fair value, as determined by quoted market prices, as follows:

TechTeam Global Stock Fund                              $    1,649,308
Pooled separate accounts                                     1,002,978
                                                        --------------
                                                        $    2,652,286
                                                        ==============

5. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

6. TAX STATUS

The Plan has requested, but has not yet received, a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). However, the plan administrator believes that the Plan has been designed to comply with and is operating in accordance with the requirements of the Code and, therefore, believes the Plan is qualified and the related trust is exempt from taxation.

                              Supplemental Schedule

                     TechTeam Global Retirement Savings Plan

                            EIN: 38-2774613 Plan: 001

          Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2004

                                             DESCRIPTION OF INVESTMENT
                                              INCLUDING MATURITY DATE,
IDENTITY OF ISSUE, BORROWER                RATE OF INTEREST, COLLATERAL,                                 CURRENT
      OR SIMILAR PARTY                         PAR OR MATURITY VALUE                        COST          VALUE
-------------------------------- ----------------------------------------------------   ------------- ------------
    The Hartford Group           Lord Abbett MidCap Value Fund                              ***       $  1,524,973
    The Hartford Group           SEI Stable Asset Fund                                      ***          1,471,978
    The Hartford Group           Investment Company of America                              ***          1,083,864
    The Hartford Group           Growth Fund of America                                     ***          1,000,711
    The Hartford Group           Hartford Index HLS Fund                                    ***            892,363
    The Hartford Group           Hartford MidCap HLS Fund                                   ***            844,163
    The Hartford Group           Janus Advisor Capital Appreciation Fund                    ***            723,984
    The Hartford Group           American Europacific Growth Fund                           ***            482,434
    The Hartford Group           PIMCO Total Return Fund                                    ***            420,891
    The Hartford Group           Goldman Sachs Small Cap Value Fund                         ***            330,414
    The Hartford Group           American Balanced Fund                                     ***            307,508
    The Hartford Group           Washington Mutual Investment Fund                          ***            223,205
    The Hartford Group           AIM Small Cap Growth Fund                                  ***            187,262
    The Hartford Group           Franklin Templeton Moderate Target Fund                    ***             63,695
    The Hartford Group           Franklin Templeton Foreign Fund                            ***             59,914
    The Hartford Group           Franklin Templeton Growth Target Fund                      ***             43,219
    The Hartford Group           Franklin Templeton Cons Target Fund                        ***             31,267
 *  Participants                 Loans to participants at interest rates ranging from
                                    6% to 10.5%, with various maturity dates                n/a            389,823
**  TechTeam Global, Inc.        TechTeam Global Stock Fund                               $3,372,780     5,155,148

                                                                                                      ------------
                                                                                                      $ 15,236,816
                                                                                                      ============

  * Party-in-interest

 ** Party-in-interest, nonparticipant-directed fund

*** Cost is not required for participant-directed investments

                                   SIGNATURES

The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the TechTeam Global Retirement Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

June 29, 2005                            TechTeam Global Retirement Savings Plan

                                         By: /s/ Heidi K. Hagle
                                             -----------------------------------
                                             Heidi K. Hagle
                                             Vice President, Human Resources

                                  EXHIBIT INDEX

EX NO.                            DESCRIPTION
------                            -----------
23.1        Consent of Independent Registered Public Accounting Firm

                                                                              11